Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

10.02.2010

VimpelCom Instead of Вымпелком – Vedomosti

OJSC VimpelCom's minority shareholders have two months to decide on exchanging their shares for VimpelCom Ltd. securities

By Igor Tsukanov

Yesterday holding company VimpelCom Ltd., founded in Bermuda and held equally by Russian company Altimo (which operates Alfa Group's telecom assets) and Norwegian company Telenor, made an offer to holders of shares and American Depositary Shares (ADS) of OJSC VimpelCom to exchange them for its own depositary shares. Holders of OJSC VimpelCom ADSs (traded on the NYSE) can receive a depositary share of VimpelCom Ltd. in exchange for each such security; each common share of the Russian operator (traded on the RTS) can be exchanged for 20 VimpelCom Ltd. common depositary shares, and each preferred share can be exchanged for 20 VimpelCom Ltd. preferred depositary shares. The offer is open until April 20, 2010 for Russian OJSC VimpelCom shareholders, and until April 15, 2010 for American OJSC VimpelCom shareholders.

If the offer is accepted by holders of 95% of OJSC VimpelCom voting shares (i.e. by at least 80.8% of the minority shareholders) and the required approvals of Russian and Ukrainian regulatory authorities are obtained, Telenor and Altimo in addition to their OJSC VimpelCom shares would contribute 100% of Kyivstar, a major Ukrainian cellular operator, to VimpelCom Ltd. (56.5% and 43.5%, respectively). As a result, Altimo would have 43.9% and Telenor 35.4% of VimpelCom Ltd.'s voting shares. After the offer has expired, OJSC VimpelCom plans to delist from the NYSE and RTS, and VimpelCom Ltd. plans to be listed on the NYSE.

The merger of OJSC VimpelCom and Kyivstar would result in establishing "a major cellular operator in emerging markets having an increased market share and further growth perspectives," said an announcement by VimpelCom Ltd. "The merger will definitely have an economic impact," Alexander Izosimov, VimpelCom Ltd.'s CEO, told Vedomosti. In particular, according to the company's filings, VimpelCom Ltd. will profit from the merger of OJSC VimpelCom's and Kyivstar's operations in Ukraine. In 2010, VimpelCom's Ukrainian subsidiary would save $68 million in operational expenses alone, the VimpelCom - Kyivstar subsidiary would save $49 million in aggregate capital expenses, and their total tax payments would be reduced by $23 million. According to VimpelCom Ltd.'s forecast, prepared by UBS, its consultant, VimpelCom and Kyivstar will invest $2.05 billion in 2010.

But "most people agree that there will be consolidation in the telecommunication industry, and our transaction should be viewed from that perspective," says Izosimov. "The transaction is very important...as a platform for adding value – to enable the company to be successfully involved in the global consolidation process when it starts."

Analysts are advising minority shareholders to accept the offer. Igor Semenov, an analyst at Deutsche Bank, believes the transaction has a lot of advantages, and its alternative is a return to the situation of permanent conflicts between VimpelCom and Kyivstar shareholders which existed in previous years. He thinks that most minority shareholders will accept the offer: those who opposed the merger have likely already sold their securities.

Approval of the offer by 95% majority of shareholders is one of the mandatory conditions of the transaction, notes Telenor representative Anna Ivanova-Galitsina. But in accordance with VimpelCom Ltd.'s filings, the term of the offer may be extended. Altimo representative Evgeniy Dumalkin expects that minority shareholders "will accurately assess the advantages provided by the offer," and he believes a key objective to overcoming the 95% threshold is to inform all shareholders of the offer's advantages as much as possible.

Minority shareholders may prefer to sell the shares, but VimpelCom Ltd. "strongly urges" them not to.  The securities would be purchased at par value, RUR 0.01 per Russian share and RUR 0.0005 per ADS. VimpelCom Ltd. acknowledges that this nominal cash consideration does not imply fair market valuation.

An option on 1.05 million shares of VimpelCom Ltd. may be purchased by Izosimiov if OJSC VimpelCom and Kyivstar become part of the holding.

OJSC VimpelCom is a cellular and fixed-line communications provider.

The shareholders: Altimo (44%), Telenor (29.9%), 24.3% of shares are traded at NYSE.
Capitalization: $17.7 billion.
Financial data (US GAAP, 2008): revenue - $10.117 billion, net income: $524 million.

This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. In addition, VimpelCom Ltd., Altimo and Telenor (and certain of their affiliates) have filed a Statement on Schedule TO with the SEC in respect of the U.S. Offer. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov. The prospectus and related U.S. Offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S.

Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

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